RECLAMATION CONSULTING AND APPLICATIONS, INC.
                      23832 ROCKFIELD BOULEVARD, SUITE 275
                          LAKE FOREST, CALIFORNIA 92630

         ==============================================================

NOVEMBER 23, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Attn:     Pamela A. Long, Assistant Director
               Division of Corporation Finance

               Tamara Brightwell, Esq.

     Re:       Reclamation Consulting and Applications, Inc.
               Registration Statement on Form SB-2
               File No. 333-126916
               Registration Statement filed November 1, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated November 9, 2005 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Reclamation Consulting and Applications, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 2 to the Company's Registration Statement.

                         FORM SB-2 FILED NOVEMBER 1, 2005
                        ---------------------------------

General
-------

1.   We note that the  selling  stockholder  table  states  the number of shares included in the prospectus for the four investors involved in the PIPE transaction is 45,000,000 which appears to exceed the 40,000,000 common shares (32,000,000 underlying the convertible notes and 8,000,000 underlying the warrants) the fee table states are being registered. Please advise. We may have further comments after review of your response.



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Securities and Exchange Commission
November 23, 2005
Page 2 of 7

     Response
     --------

     We have revised the selling stockholder table to indicate that the number of shares of common stock included in the prospectus for the four investors involved in the PIPE transaction is 40,000,000.

June 2005 Securities Purchase Agreement, page 5
-----------------------------------------------

2. We note your response to prior comment one. Please revise here, and throughout the document as necessary, to state the amount of convertible notes purchased by each investor and the warrants allocated to each investor. In this regard, we note the amounts disclosed in the Securities Purchase Agreement filed as exhibit 4.1 and the separate notes and warrants entered into by each investor and filed as exhibits 4.14 - 4.21.

     Response
     --------

     We have revised our disclosure here, and throughout the prospectus, to indicate that the four accredited investors, AJW Partners, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and New Millennium Partners II, LLC subscribed for 50.1%, 33.8%, 14.4% and 1.7%, respectively, of the total offering. We further indicated that each accredited investor purchased such percentage of each closing under the Securities Purchase Agreement. We believe this provides the disclosure required without having to list purchase amounts of notes and warrants for the aggregrate offering and each closing thereunder, which would likely confuse investors.

3. Upon review of section 4.l. "Subsequent Investment" of the securities purchase agreement, it appears the investors must purchase the convertible notes worth $700,000 within two days from the time the registration statement is declared effective rather than the five days currently disclosed. Please revise accordingly throughout the prospectus.

     Response
     --------

     We have revised our disclosure throughout the prospectus to indicate that the investors are obligated to provide us with an additional $700,000 within two days of the registration statement being declared effective.

4. The securities purchase agreement refers to the registration rights agreement attached as exhibit C. It appears that exhibit C is not attached to the securities purchase agreement filed as exhibit 4.1 . Please confirm that the referenced registration rights agreement is the same agreement filed as exhibit 4.10 to this registration statement.


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Securities and Exchange Commission
November 23, 2005
Page 3 of 7


     Response
     --------

     We hereby confirm that the registration rights agreement, which is filed as exhibit 4.10 to this registration statement, is the same registration rights agreement that is referenced as exhibit C to the securities purchase agreement.

5. The registration rights agreement provides for penalties to be assessed if the registration statement is not declared effective by 120 days after the closing date, which was June 23, 2005. See section 2.c. of the registration rights agreement. It appears that this time period has expired. Please update the prospectus to disclose any penalty payments made by RCIA to the investors thus far and disclose the terms under which future penalty payments will be required.

     Response
     --------

     We have revised our disclosure throughout the registration statement to indicate that,

     "In connection with the Securities Purchase Agreement dated June 23, 2005, we granted the investors registration rights. Pursuant to the registration rights agreement, if we did not file the registration statement by August 7, 2005, or if we did not have the registration statement declared effective on or before October 21, 2005, we are obligated to pay liquidated damages in the amount of 2.0% per month of the face amount of the issued and outstanding secured convertible notes, which equals $26,000, until the registration statement is declared effective. At our option, these liquidated damages can be paid in cash or restricted shares of our common stock. If we decide to pay the liquidated damages in cash, we would be required to use our limited working capital and potentially raise additional funds. If we decide to pay the liquidated damages in shares of common stock, the number of shares issued would depend on our stock price at the time that payment is due. Assuming that we are decided to to pay liquidated damages for one month on November 21, 2005, the $26,000 (2.0% of the $1,300,000 of secured convertible notes outstanding on November 21,
     2005) on November 21, 2005, would result in the issuance of approximately 678,232 shares of common stock. As of the date hereof, the investors have not demanded payment of the liquidated damages and we have not determined if we will make such liquidated damages payments in cash, stock or a combination of both."

Risk  Factors,  page  6
-----------------------
There Are a Large Number of Shares Underlying our Secured Convertible Note...,
----------------------------------------------------------------------------
page 7
------

6. We note the statement that secured convertible notes outstanding may be converted into an estimated 37,142,858 shares of common stock and that you have an obligation to sell secured convertible notes that may be converted into an estimated 20,000,000 shares of common stock. Please



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Securities and Exchange Commission
November 23, 2005
Page 4 of 7


     clarify whether the 37,142,858 shares underlying secured convertible notes include the shares underlying the notes issued pursuant to the securities purchase agreement. Clarify whether the estimated 20,000,000 additional shares to be issued underlie the secured convertible notes to be sold after the registration statement is declared effective.

     Response
     --------

     We have revised our disclosure to indicate that the secured convertible notes that are convertible into 33,911,570 (formerly 37,142,858) shares of common stock were issued pursuant to the securities purchase agreement dated June 23, 2005. Furthermore, we have clarified our disclosure to indicate that the we have an obligation pursuant to the Securities Purchase Agreement dated June 23, 2005, to sell $700,000 in secured convertible notes within two days of the regisration statement being declared effective that may be converted into an estimated 18,260,076 (formerly 20,000,000) shares of common stock at current market prices.

Certain Relationships and Related Transactions, page 29
-------------------------------------------------------

7. Revise this section to include the name of each related party who engaged in the disclosed transactions.

     Response
     --------

     We have revised this section to include the name of each related party who engaged in the disclosed transactions.

Options,  page  31
------------------

8. Revise to state whether the options outstanding are all currently exercisable. If all the options are not currently exercisable, please disclose the date upon which they become exercisable. We note you are registering the resale of common shares underlying certain options. Please clarify which options relate to the common shares being registered for resale.

     Response
     --------

     We have revised our disclosure to indicate that all of the options are currently exercisable, except for 750,000 options, exercisable at $0.30 per share, issued to Monarch Bay Capital, which are exercisable on February 17, 2006. We have further revised our disclosure to indicate that we are registering for resale the shares of common stock underlying the 3,000,000 options exercisable at $0.30 per share and 1,700,000 shares of common stock underlying options exercisable at $0.25 per share.


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Securities and Exchange Commission
November 23, 2005
Page 5 of 7


Description of Securities, page 31
----------------------------------
Warrants, page 31
-----------------

9. We note your response to prior comment six; however, we also note the final sentence in the first paragraph of this section. You should revise this sentence to state that the investors can use the cashless exercise option if the common shares underlying the warrants are not registered for resale pursuant to an effective registration statement.

     Response
     --------

     We have revised the disclosure in this section, and throughout the registration statement, to state that, "AJW Partners, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd., and New Millennium Partners II, LLC will be entitled to exercise up to 5,200,000 warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered for resale pursuant to an effective registration statement."

Plan  of  Distribution,  page  33
---------------------------------

10. We note your response to prior comment 11. Revise this section to disclose that upon the conversion of the notes or exercise of the warrants and subsequent resale of the underlying shares by the selling shareholders, you will file a prospectus supplement as necessary to update the disclosure of the number of shares that each selling shareholder intends to sell and reflecting prior resales. See interpretation 3S of the March 1999 supplement to our publicly available manual of telephone interpretations, available on our website at www.sec.gov.

     Response
     --------

     We do not believe that interpretation 3S of the March 1999 supplement to our publicly available manual of telephone interpretations is applicable. Telephone interpretation 3S discusses the registration of securities on Form S-3, a shelf registration statement. We are filing a resale registration statement on Form SB-2. We are aware that the Commission requires prospectus supplements in private placements involving equity lines of credit, however, we are not aware of the Commission taking the position on private placements involving solely convertible notes and warrants requiring the filing of prospectus supplements. Therefore, we have not revised our plan of distribution section.

Selling  Stockholders,  page  36
--------------------------------

11. We note your response to prior comment seven. Please revise to state the exemption relied upon and the facts to support each exemption for each private placement made to the selling stockholders.

Securities and Exchange Commission
November 23, 2005
Page 6 of 7


     Response
     --------

     We have revised our disclosure to state:

     "All of the offerings and sales to the selling stockholders were deemed to be exempt under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of Reclamation Consulting and Applications or executive officers of Reclamation Consulting and Applications, and transfer was restricted by Reclamation Consulting and Applications in accordance with the requirements of the Securities Act of 1933. In addition to representations by the selling stockholders, we have made independent determinations that all of the selling stockholders were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the selling stockhlders were provided with access to our Securities and Exchange Commission filings."

Exhibit 4.1
-----------

12. It appears that you have not provided the staff with the information in Exhibit D as represented in your response to prior comment 12. Please provide the information as requested. We may have further comments.

     Response
     --------

     We are providing the staff with a copy of the opinion that was provided by our counsel to the buyers. This opinion is being provided on a supplemental basis to the staff and is not being filed as part of this response letter.

Exhibit  4.20
-------------

13.  It appears that you have not filed the complete exhibit. Please re-file.

     Response
     --------

     We have re-filed Exhibit 4.20 in its entirety.



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Securities and Exchange Commission
November 23, 2005
Page 7 of 7



     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                              Very  truly  yours,

                                              /s/  GORDON  DAVIES
                                              -------------------
                                              Gordon  Davies
                                              President